SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: General Electric Co.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to an article in the NY Times, available at https://www.nytimes.com/2021/04/24/business/ceos-pandemic-compensation.html?smid=tw-share ].

[This reference is to an article in Agenda, available at https://www.agendaweek.com/c/3146654/396794?referrer_module=Twitter&campcode=Twitter ]